AVIANA, CORP.

19 BRONIEWSKIEGO STREET

WLODAWA POLAND 22200

Phone 48.918.813933

January 16, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Gregory Dundas, Ms. Kathleen Krebs, Mr. Michael Henderson and Ms. Terry French

Re: Aviana, Corp.

Amendment No. 2 to Registration Statement on Form S-1,

Filed on January 10, 2013

Filing No. 333-185083

Dear Mr. Gregory Dundas and Ms. Kathleen Krebs:

Further to your telephone conversation with W. Scott Lawler, Attorney at Law, on January 16, 2013, concerning the deficiencies in Amendment No. 3 to Registration Statement on Form S-1 filed on January 10, 2013, we revised the prospectus throughout as requested.

Please direct any further comments or questions you may have to company at avianacorp@gmail.com.

Thank you.

Sincerely,

/S/ Liudmila Yuziuk

Liudmila Yuziuk, President